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                        NON-EXCLUSIVE LICENSE AGREEMENT

        THIS NON-EXCLUSIVE LICENSE AGREEMENT (the "Agreement") is entered into as of August 17, 2001, by and between VISX, Incorporated ("VISX"), a Delaware corporation, and Medjet Inc. ("Medjet"), a Delaware corporation.

                                   BACKGROUND

        Concurrently with the execution of this Agreement, VISX, Orion Acquisition Corp., a Delaware corporation and wholly owned subsidiary of VISX ("Merger Sub") and Medjet have entered into an Agreement and Plan of Merger and Reorganization, dated as of August 17, 2001 (as the same may be amended from time to time, the "Merger Agreement"), which provides, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, for the merger (the "Merger") of Merger Sub with and into Medjet.

        NOW, THEREFORE, in consideration of the execution and delivery by VISX of the Merger Agreement and the mutual covenants, conditions and agreements herein contained, the parties hereto hereby agree as follows, effective as of the Commencement Date (as defined below):

        1. DEFINITIONS.

               1.1 "Affiliate" means any corporation or other entity that is directly or indirectly controlling, controlled by or under the common control with a party hereto for so long as such control exists. For the purpose of this Agreement, "control" shall mean the direct or indirect ownership of fifty percent (50%) or more of the outstanding shares or other voting rights of the subject entity to elect directors, or if not meeting the preceding, any entity owned or controlled by or owning or controlling at the maximum control or ownership right permitted in the country where such entity exists.

               1.2 "Licensee" means a third party to whom VISX has granted a license or sublicense under the Medjet Patents, to make, have made, import, use, sell, offer for sale or otherwise exploit a Product. "Licensee" includes a third party to whom VISX has granted the right to distribute a Product.

               1.3 "Medjet Patents" means (i) all patents owned by Medjet or licensed to Medjet (to the extent Medjet may grant a license or sublicense to such patent) as of the date hereof with the right to grant sublicenses; and (ii) all patents issued to Medjet claiming an invention first reduced to practice prior to the expiration of the R&D Period.

               1.4 "Medjet Technology" means technological models, algorithms, manufacturing processes, design drawings (whether manual or electronic), design processes, prototypes, behavioral models, schematics, test vectors, know-how, computer and electronic data processing and other apparatus programs and software, databases and documentation thereof, trade secrets, technical information, specifications, drawings, records, documentation, works of authorship or other creative works, ideas, knowledge, data or the like that is owned by or licensed to Medjet (to the extent Medjet may grant a license or sublicense to such intellectual property) as of the date hereof,


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including without limitation information useful to the practice of the inventions claimed in the Medjet Patents.

               1.5 "Net Sales" means the amounts received by VISX or its Affiliates or Licensees for the use or sale of Products to bona fide independent third parties, less (i) normal and customary rebates, and cash, trade and quantity discounts; (ii) sales, use and/or other excise taxes or duties; (iii) the actual cost of any packaging and shipping, including insurance; and (iv) amounts actually allowed or credited due to defects, returns, rejections, wholesale chargebacks or retroactive price reductions.

               1.6 "Products" means any equipment, products, processes or methods covered by or that exploit or make use of one or more Valid Claims or that exploit or make use of the Medjet Technology.

               1.7 "R&D Period" means the period beginning on the date hereof and continuing for one year hereafter.

               1.8 "Valid Claim" means a claim of any Medjet patent that has not expired, lapsed, or been held invalid, unpatentable or unenforceable.

        2. LICENSE GRANTS.

               2.1 Medjet Technology. Subject to the provisions of Section 6, Medjet hereby grants VISX a non-exclusive, worldwide, perpetual, irrevocable license, with the right to grant non-exclusive sublicenses, to use, reproduce, translate, distribute (by any means known or hereafter developed, including electronic distribution), market, make derivative works of and otherwise exploit the Medjet Technology.

               2.2 Medjet Patents. Subject to the provisions of Section 6, Medjet hereby grants VISX a non-exclusive, worldwide, perpetual, irrevocable license, with the right to grant non-exclusive sublicenses, under the Medjet Patents, to make, sell, offer for sale, import and use products, and to perform processes and methods, that embody the inventions described in the Medjet Patents.

        3. CONSIDERATION.

               3.1 Royalty on Net Sales. VISX shall pay to Medjet a royalty of five (5%) of Net Sales of Products.

               3.2 Computation of Royalties. All sales of Products between VISX and any of its Affiliates (other than for end use with patients or customers) will be disregarded for purposes of computing Net Sales and royalties due Medjet under this Section 3, and in such instances royalties will be payable only upon sales or licenses to, or other use by, independent third parties. Nothing herein shall obligate VISX to pay Medjet royalties more than once on any unit of a Product.


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        4. PAYMENTS; REPORTS AND RECORDS.

               4.1 Timing of Payments. All amounts due Medjet pursuant to
Section 3 shall be paid every 3 months ("Quarterly Period") within 30 days after the last day of each Quarterly Period.

               4.2 Royalty Reports. VISX shall deliver to Medjet with each royalty payment a report setting forth the total Net Sales of the Products for the Quarterly Period and the computation of the royalty amount. Such reports shall be confidential information of VISX.

               4.3 Inspection of Books and Records. Not more than once in any 12 month period, Medjet may have VISX's and its Affiliates' relevant books and records for the prior 12-month period audited, by an independent certified public accounting firm of Medjet's choosing and reasonably acceptable to VISX, to verify the accuracy of VISX's royalty payments. The independent certified public accounting firm must enter into a confidentiality agreement reasonably acceptable to VISX and may not disclose any information learned in the course of such audit other than the existence and amount of underpayment, if any. Such audit must be conducted during VISX's normal business hours in a manner that does not unduly interfere with VISX's normal business activities. If any audit discloses underpayment of royalties, VISX shall promptly pay Medjet the royalties due plus interest at an annual rate of 6%. Medjet is responsible for all expenses it incurs in connection with any audit unless the audit discloses an underpayment of royalties in excess of 15%, in which case, VISX shall promptly reimburse Medjet for all of such audit expenses.

               4.4 Taxes. All royalty amounts required to be paid to Medjet pursuant to this Agreement may be paid with deduction for withholding for or on account of any taxes (other than taxes imposed on or measured by net income) or similar governmental charge ("Withholding Taxes"). At Medjet's request, VISX shall provide Medjet a certificate evidencing payment of any Withholding Taxes hereunder and shall reasonably assist Medjet to obtain the benefit of any applicable tax treaty.

        5. TERM. This Agreement shall commence (the date of such commencement being herein referred to as the "Commencement Date") upon termination of the Merger Agreement in accordance with the applicable provisions and circumstances described in Section 7.3(a) of the Merger Agreement, and will continue in full force and effect until the expiration of the last to expire of the Medjet Patents; provided, however, that VISX's license to the Medjet Technology will survive the expiration (but not the earlier termination) of this Agreement if this Agreement were otherwise in effect on the date of the last of the Medjet patents to expire.

        6. BREACH. If VISX shall breach any of its material obligations hereunder, which breach shall continue uncured for more than 30 days after written notice thereof, the licenses granted under Section 2 shall immediately terminate. Termination shall not affect VISX's obligations to pay any amounts due or payable to Medjet for Net Sales made prior to the date of termination.


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        7. MISCELLANEOUS PROVISIONS.

               7.1 Governing Law. This Agreement, and any dispute arising from the performance or breach hereof, will be governed by and construed and enforced in accordance with the laws of the State of California, without reference to conflicts of laws principles. The prevailing party in any legal action to enforce or interpret this Agreement shall be entitled to reasonable costs and attorneys' fees and expenses in connection therewith.

               7.2 Independent Contractors. The relationship of the parties hereto is that of independent contractors. The parties hereto are not deemed to be agents, partners or joint venturers of the others for any purpose as a result of this Agreement or the transactions contemplated hereby.

               7.3 Assignment. Neither party may assign this Agreement without the prior written consent of the other party, except that either party may assign this Agreement without such consent to an entity that acquires all or substantially all of the business or assets of such party pertaining to the subject matter hereof, whether by merger, reorganization, acquisition, sale or otherwise. Any other attempted assignment of this Agreement will be void. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties and their successors, heirs and assigns.

               7.4 Notices. All notices, requests and other communications hereunder will be in writing and will be personally delivered or sent by telecopy or other electronic facsimile transmission or by registered or certified mail, return receipt requested, postage prepaid, or overnight courier, in each case to the respective address appearing below each party's signature, or such other address as may be specified in writing to the other party hereto.

               7.5 Partial Invalidity. If any provision of this Agreement is held to be invalid by a court of competent jurisdiction, then the remaining provisions will remain, nevertheless, in full force and effect. The parties agree to renegotiate in good faith any provision held invalid and to be bound by the mutually agreed substitute provision in order to give the most approximate effect originally intended by the parties.

               7.6 Severability. In the event that any provisions of this Agreement are determined to be invalid or unenforceable by a court of competent jurisdiction, the remainder of the Agreement will remain in full force and effect without said provision. In such event, the parties will in good faith negotiate a substitute clause for any provision declared invalid or unenforceable, which will most nearly approximate the intent of the parties in entering this Agreement.

               7.7 Waiver. It is agreed that no waiver by either party hereto of any breach or default of any of the covenants or agreements herein set forth will be deemed a waiver as to any subsequent and/or similar breach or default.

               7.8 Complete Agreement. This Agreement (together with the applicable provisions of the Merger Agreement) constitutes the entire agreement, both written and oral, between the parties with respect to the subject matter hereof, and that all prior agreements respecting


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the subject matter hereof, either written or oral, expressed or implied, are merged and canceled, and are null and void and of no effect. No amendment or change hereof or addition hereto will be effective or binding on either of the parties hereto unless reduced to writing and duly executed on behalf of both parties hereto.

               7.9 Headings. The captions to the Sections hereof are not a part of this Agreement, but are included merely for convenience of reference only and will not affect its meaning or interpretation.

               7.10 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original and which together will constitute one instrument.

               7.11 Expiration. This Agreement shall expire and be of no force and effect in the event the Merger Agreement is terminated and the provisions set forth in Section 7.3(a) of the Merger Agreement are not applicable.




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        IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first above written.


VISX, INCORPORATED



By:____________________________________
     Name:  Derek A. Bertocci
     Title: Vice President, Controller

Address for VISX, Incorporated:                With a copy to:

VISX, Incorporated                             Wilson Sonsini Goodrich & Rosati
3400 Central Expressway                        650 Page Mill Road
Santa Clara, CA 95051-0703                     Palo Alto, CA 94304-1050
Facsimile:  (408) 773-7051                     Facsimile:  (650) 493-6811
Attention:  Derek A. Bertocci                  Attention:  John V. Roos, Esq.



MEDJET INC.



By:____________________________________
     Name:  Dr. Eugene I. Gordon
     Title: Chief Executive Officer

Address for Medjet Inc.:                       With a copy to:

Medjet Inc.                                    Kelley Drye & Warren LLP
1090 King George Post Road, Suite 301          101 Park Avenue
Edison, New Jersey 08837                       New York, New York 10178-0002
Facsimile:  (732) 738-3984                     Facsimile:  (212) 808-7897
Attention:  Dr. Eugene A. Gordon               Attention:  Jane E. Jablons, Esq.


               [SIGNATURE PAGE TO NON-EXCLUSIVE LICENSE AGREEMENT]